UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PENFORD CORPORATION

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

707051108

(CUSIP Number)

Jonathan D. Wasserman

Equity Group Investments

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

312-466-3505

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 8, 2012

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 707051108	SCHEDULE 13D	Page 2 of 6

1.	Name of Reporting Persons.

Zell Credit Opportunities Master Fund, L.P.
2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
WC
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power – 0
	8.	Shared Voting Power – 1,186,579
	9.	Sole Dispositive Power – 0
	10.	Shared Dispositive Power – 1,186,579
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

9.6% (1)
14.	Type of Reporting Person (See Instructions)

PN
(1) Based on 11,361,418 shares of Common Stock outstanding as of April 4, 2012 as reported in the Issuer’s Form 10-Q for the period ended February 29, 2012, plus 1,000,000 shares of Common Stock issued to ZCOF based upon the conversion by ZCOF of the Series B Preferred Stock on April 13, 2012.

CUSIP No. 707051108	SCHEDULE 13D	Page 3 of 6

1.	Name of Reporting Persons. Chai Trust Company, LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power – 0
	8.	Shared Voting Power – 1,186,579
	9.	Sole Dispositive Power – 0
	10.	Shared Dispositive Power – 1,186,579
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6% (1)
14.	Type of Reporting Person (See Instructions) OO – limited liability company
(1) Based on 11,361,418 shares of Common Stock outstanding as of April 4, 2012 as reported in the Issuer’s Form 10-Q for the period ended February 29, 2012, plus 1,000,000 shares of Common Stock issued to ZCOF based upon the conversion by ZCOF of the Series B Preferred Stock on April 13, 2012.

CUSIP No. 707051108	SCHEDULE 13D	Page 4 of 6

ITEM 1.	Security of the Issuer.

This is Amendment No. 2 to Schedule 13D which relates to the Common Stock, par value $1.00 per share (the “Common Stock”), of Penford Corporation, a Washington corporation (the “Issuer”). The Issuer’s principal executive office is located at 7094 South Revere Parkway, Centennial, Colorado 80112-3932.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) To the knowledge of the Reporting Persons, there were 12,361,418 shares of Common Stock outstanding on April 13, 2012, based on (i) 11,361,418 shares of Common Stock outstanding on April 4, 2012 as reported in the Issuer’s Form 10-Q for the period ended February 29, 2012, plus (ii) 1,000,000 shares of Common Stock issued to ZCOF upon conversion of 100,000 shares of Series B Preferred Stock on April 13, 2012. The 1,186,579 shares of Common Stock beneficially owned by ZCOF as of May 10, 2012, as to which Chai Trust shares voting and dispositive power, represent approximately 9.6% of the outstanding shares of Common Stock of the Issuer, with such percentage calculated in accordance with Rule 13d-3 of the Securities and Exchange Commission. None of the Reporting Persons beneficially own any other shares of Common Stock of the Issuer.

(c) On April 25, 2012, ZCOF purchased 2,300 shares of Common Stock in open market transactions at a weighted average price of $7.86 per share. These shares were purchased in multiple transactions at prices ranging from $7.80 to $7.90. The Reporting Persons will provide upon request by the staff full information regarding the number of shares purchased at each separate price.

On April 26, 2012, ZCOF purchased 6,154 shares of Common Stock in open market transactions at a weighted average price of $7.82 per share. These shares were purchased in multiple transactions at prices ranging from $7.75 to $7.90. The Reporting Persons will provide upon request by the staff full information regarding the number of shares purchased at each separate price.

On April 27, 2012, ZCOF purchased 4,770 shares of Common Stock in open market transactions at a weighted average price of $7.88 per share. These shares were purchased in multiple transactions at prices ranging from $7.74 to $7.91. The Reporting Persons will provide upon request by the staff full information regarding the number of shares purchased at each separate price.

On April 30, 2012, ZCOF purchased 5,706 shares of Common Stock in open market transactions at a weighted average price of $8.12 per share. These shares were purchased in multiple transactions at prices ranging from $7.85 to $8.25. The Reporting Persons will provide upon request by the staff full information regarding the number of shares purchased at each separate price.

On May 1, 2012, ZCOF purchased 24,270 shares of Common Stock in open market transactions at a weighted average price of $8.32 per share. These shares were purchased in multiple transactions at prices ranging from $8.20 to $8.67. The Reporting Persons will provide upon request by the staff full information regarding the number of shares purchased at each separate price.

On May 2, 2012, ZCOF purchased 34,167 shares of Common Stock in open market transactions at a weighted average price of $8.75 per share. These shares were purchased in multiple transactions at prices ranging from $8.51 to $8.90. The Reporting Persons will provide upon request by the staff full information regarding the number of shares purchased at each separate price.

CUSIP No. 707051108	SCHEDULE 13D	Page 5 of 6

On May 3, 2012, ZCOF purchased 31,212 shares of Common Stock in open market transactions at a weighted average price of $8.65 per share. These shares were purchased in multiple transactions at prices ranging from $8.25 to $9.00. The Reporting Persons will provide upon request by the staff full information regarding the number of shares purchased at each separate price.

On May 8, 2012, ZCOF purchased 40,000 shares of Common Stock in open market transactions at a weighted average price of $8.78 per share. These shares were purchased in multiple transactions at prices ranging from $8.55 to $8.96. The Reporting Persons will provide upon request by the staff full information regarding the number of shares purchased at each separate price.

On May 9, 2012, ZCOF purchased 20,000 shares of Common Stock in open market transactions at a weighted average price of $8.64 per share. These shares were purchased in multiple transactions at prices ranging from $8.65 to $9.49. The Reporting Persons will provide upon request by the staff full information regarding the number of shares purchased at each separate price.

On May 10, 2012, ZCOF purchased 18,000 shares of Common Stock in open market transactions at a weighted average price of $9.62 per share. These shares were purchased in multiple transactions at prices ranging from $9.41 to $9.76. The Reporting Persons will provide upon request by the staff full information regarding the number of shares purchased at each separate price.

All funds used in the foregoing acquisitions of shares of Issuer by ZCOF were obtained from the working capital of ZCOF.

Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the other persons set forth in Item 2.

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock owned by ZCOF.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: May 10, 2012

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.
By: CHAI TRUST COMPANY, LLC
Its: General Partner

By: /s/ Philip G. Tinkler
Chief Financial Officer

CHAI TRUST COMPANY, LLC

By: /s/ Philip G. Tinkler
Chief Financial Officer

CUSIP No. 707051108	SCHEDULE 13D	Page 6 of 6

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).